ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

March 13, 2017	Nathan D. Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Selective Credit Fund (the “Fund”), File No. 811-22378

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you regarding the Trust’s Post-Effective Amendment (“PEA”) No. 56 to its registration statement. PEA No. 56 was filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and became effective immediately upon filing. As we discussed, the Trust will incorporate any changes made in response to the comments set forth below into its registration statement with the Trust’s next annual updating amendment to its registration statement with respect to the Fund if such changes continue to be appropriate at the time of filing such amendment.

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Private Placement Memorandum (“PPM”)

1.	Comment: Please explain why the PPM does not include disclosure relating to investors who are not exempt from federal income taxation, as required by Form N-1A, or revise the disclosure accordingly.

Response: The Fund currently has a limited number of investors, each of whom is generally exempt from U.S. federal income taxation. Accordingly, the Fund respectfully submits that its disclosure regarding tax consequences to shareholders satisfies the requirements of Item 7 and Item 11(f) of Form N-1A.

2.	Comment: Because the Fund’s name includes the term “Credit,” the Staff would expect that the Fund would adopt an 80% policy consistent with the requirements of Rule 35d-l(a)(2) under the 1940 Act. Accordingly, if the term “Credit” describes the various types of debt securities in which the Fund intends to invest, please adopt such a policy.

Response: The term “Selective Credit” used in the Fund’s name is meant to suggest an investment strategy rather than a type of investment. The Fund respectfully refers the Staff to the following disclosure which describes how DoubleLine Capital LP (“DoubleLine” or the “Adviser”) will select the issuers to which the Fund will be exposed:

DoubleLine will select investments over time to implement its long-term strategic investment view. It may buy and sell securities opportunistically in response to short-term market, economic, political, or other developments or otherwise as opportunities may present themselves. In selecting individual securities for investment by the Fund, DoubleLine uses a bottom-up security selection process, reflecting in-depth research and analysis. DoubleLine will manage the Fund under an integrated risk management framework overseen by the Fund’s portfolio management team and DoubleLine’s risk management committee.

Accordingly, the Fund believes the term “Selective Credit” describes its investment approach, not any particular instruments and, accordingly, does not require the adoption of an 80% policy. See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001) ( “rule [35d-1] does not apply to fund names that incorporate terms . . . that connote types of investment strategies as opposed to types of investments”).

In addition, the Fund respectfully submits that the use of the term “credit” in similar contexts and without the adoption of a related 80% policy pursuant to Rule 35d-1 is consistent with a number of other registrants. See, e.g., Driehaus Select Credit Fund; Nuveen Symphony Credit Opportunities Fund; The Arbitrage Credit Opportunities Fund; and Legg Mason BW Alternative Credit Opportunities Fund. For these reasons, the Fund respectfully declines to adopt an 80% policy.

3.

Comment: Based on the Fund’s disclosure and its most recent annual report to shareholders, the Staff notes that the Fund invests in various structured products that rely on Section 3(c)(7) or 3(c)(1) of the 1940 Act, including non-agency residential collateralized mortgage obligations (“CMOs”), private commercial CMOs, asset-backed securities (“ABS”), and collateralized loan obligations (“CLOs”). Please explain in detail how the Trustees of the Fund determine that these investments are liquid. In your response, please explain whether the Trustees consider information regarding the existence of an active market for the asset including the number, diversity, and quality of market participants; the frequency of daily quotes or trades and average daily trading volume of the assets; the volatility of trading prices for the asset; the bid/ask spreads of the asset; any restrictions on the trading or limitations on the transfer of the asset; the size of the relevant Fund’s position in the asset relative to (i) the average daily trading volume and (ii) the number of daily units of the assets outstanding, if applicable; the availability of and the adviser’s access to information on the underlying loans or other assets held by CLOs, CDOs and borrowers; and how the Funds will be able to appropriately value these assets on a daily basis.

Response: The Registrant respectfully refers the Staff to the response letter dated December 20, 2016 provided to Ms. Dubey regarding the Trust’s PEA No. 52.

4.	Comment: The disclosure under “Principal Investment Strategies” on page 7 of the PPM states that the “Fund will normally invest at least 25% of its total assets in mortgage-backed securities, including privately-issued (commonly known as “non-agency”) securities” (the “25% Policy”). The Staff’s view is that investments in privately-issued mortgage-backed securities (“MBS”) should be considered investments in a single industry or group of industries for purposes of a fund’s industry concentration policy and that the Fund should look to the underlying assets of the asset-backed securities held by the Fund in determining into which industry such instruments should be classified. Accordingly, please revise the prospectus consistent with the Staff’s comment.

Response: Please see the response to Comment 17 below.

5.	Comment: The Fund’s principal investment strategies state “[T]he Fund may invest in any level of the capital structure of an issuer of mortgage- or asset-backed securities, including the equity or “first loss” tranche.” Please add disclosure indicating how much the Fund expects to invest in equity tranches and whether there is a limit on such investments.

Response: The Fund does not have an expected investment target for equity tranches nor does it have a limit on such investments. The Fund may invest in equity tranches if the Adviser believes doing so is in the Fund’s best interests. Accordingly, the Fund respectfully declines to modify its disclosure in response to this Comment.

6.	Comment: The disclosure in “Cash Position Risk” on page 10 of the PPM states that, “The Fund may hold any portion of its assets in cash, cash equivalents, or other short-term investments at any time or for an extended time.” Please revise the disclosure regarding “any portion,” as the Staff believes that having 100% assets in cash, as would be permitted under the current disclosure, would only be appropriate as a temporary defensive position and would not be a principal investment risk of the Fund associated with the Fund’s principal investment strategies.

Response: The Fund respectfully declines to make any changes in response to this Comment. The Fund believes its disclosure is consistent with the requirements of Instruction 6 to Item 9(b) of Form N-1A, which provides that the Fund should “[d]isclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions [and] [a]lso disclose the effect of taking such a temporary defensive position[.]”

7.	Comment: Please add additional disclosure to the “Fund Level Tax Risk” disclosure regarding the potential consequences if the Fund were to be taxed as a personal holding company. For example, would shareholders experience double taxation? Would the Fund lose its status as a regulated investment company? Would there be other consequences not expected by investors?

Response: The Fund respectfully refers the Staff to disclosure responsive to this Comment in the “Distributions and Taxes—Taxation of the Fund” section of the Statement of Additional Information (“SAI”).

8.	Comment: Please consider whether it continues to be appropriate to include “Limited Operating History Risk” for this Fund.

Response: Although the Fund currently believes that it continues to be appropriate to disclose “Limited Operating History Risk,” the Fund will consider revising its disclosure in accordance with the Staff’s comment as part of its next annual update.

9.	Comment: Under “Temporary Defensive Strategies” on page 24 of the PPM, the Fund states that it may use derivative instruments as a means to limit the Fund’s exposure to certain adverse conditions. The Staff does not believe that it is appropriate to include derivative instruments in this context. Accordingly, please remove the reference to derivatives instruments or provide additional disclosure on how derivatives would be used.

Response: The disclosure referenced in this Comment is intended to give the Adviser broad flexibility to manage the Fund in such a way as to limit the Fund’s exposure in a variety of circumstances, some of which may not be currently anticipated. The Fund believes that a variety of temporary defensive strategies may be appropriate under different circumstances. The Fund does not believe that limiting the available defensive investments or strategies would be appropriate, and potentially could reduce the Fund’s ability to take measures intended to mitigate risk. Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

10.	Comment: On page 24 of the PPM, it states that the portfolio managers “are together primarily responsible for the day-to-day management of the Fund’s portfolio.” Please either state that the portfolio managers are jointly responsible for the management of the portfolio or disclose whether one portfolio manager has a greater responsibility than the other.

Response: Assuming that it is still true as of the Fund’s next annual update, the Fund intends to revise the disclosure to clarify that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

11.	Comment: Please confirm that the Expense Limitation Agreement between Trust, on behalf of the Fund, and the Adviser are filed as exhibits to the registration statement.

Response: The Fund confirms that it will file the current Expense Limitation Agreement relating to the Fund as part of the Trust’s next post-effective amendment to its registration statement.

12.	Comment: The Staff requests that the Fund modify Footnote 3 to the Fund’s “Annual Fund Operating Expenses” table to disclose that the Adviser may recoup amounts waived or expenses reimbursed only for three years from the date of the waiver, as opposed to any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, as is currently the policy.

Response: The Fund believes its current practice is appropriate and consistent with broad industry practice. The Fund respectfully submits that an approach of recouping amounts waived and/or reimbursed by the date of the three year anniversary of a fee waived or reimbursed on a particular day is neither practicable nor consistent with our understanding of broad industry practice.

13.	Comment: Please confirm that the Adviser may only recoup amounts waived or expenses reimbursed if it does not cause the Fund’s expense ratio to exceed the level of the expense limitation in effect at the time such amounts were originally waived or reimbursed or the level of the current expense limitation in effect.

Response: The Fund confirms that the Adviser’s right to recoupment would be subject to the terms and conditions of any expense limitation then in effect and that the Adviser would not generally seek reimbursement if any such reimbursement would cause the Fund’s (or, where applicable, a class’s) then-current expense ratio (not including any expenses not subject to the terms of the earlier expense limitation agreement (the “Original ELA”)) to exceed the level at which the Fund’s expenses were previously limited in accordance with the terms of the Original ELA.

Statement of Additional Information

14.	Comment: Please disclose on the cover of the SAI whether the Fund’s financial statements are incorporated by reference.

Response: The requested change will be made in the Fund’s next annual update.

15.	Comment: Fundamental policy 4 provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise this policy to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy. If the Fund determines not to make such revision, please explain why exposure to a financial intermediary in this context should be treated differently for issuer diversification purposes than for industry concentration purposes.

Response: The Fund respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4). The Fund recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Fund maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration.

Loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. In addition, in the context of an intermediary that is acting as a pass through with respect to a loan or participation, the primary concern with respect to that intermediary relates to a specific issuer—i.e., that the intermediary may be unable to meet its obligations under the arrangements and that such failure may adversely affect the Fund. In contrast, industry concentration considerations are principally about exposure to changes in an industry that will affect the values of the investments in all or most of the issuers in such industry similarly.

16.	Comment: The Staff notes that the Fund includes the following disclosure on page 1 of the SAI: “Further, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities.” The Staff’s view is that investments in privately issued mortgage-backed securities should be considered investments in a single industry or group of industries for purposes of a fund’s industry concentration policy and that the Fund should look to the underlying assets of the asset-backed securities held by the Fund in determining into which industry such instruments should be classified. Accordingly, please revise the SAI consistent with the Staff’s comment.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the SEC or its Staff that establishes or sets forth the Staff’s view stated above that privately issued mortgage- and/or asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies.

17.

Comment: The Staff notes the following language on page 4 of the SAI: “All percentage limitations and requirements (including those set forth in the fundamental policies discussed above) as to investments will apply only at the time of an investment to which the limitation or requirement is applicable and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. Accordingly, any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether any investment complies with the Fund’s limitation or requirement.” Please revise this disclosure to note that it does not apply to the asset coverage test set forth in Section 18(f)(1) of the 1940 Act.

Response: The requested change will be made in the Fund’s next annual update.

18.	Comment: In the discussion on page 14 regarding credit default swaps, please disclose that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this Comment. However, the Adviser notes that it currently anticipates that it would segregate assets equal to the full notional amount of its credit default swap agreements when a DoubleLine-sponsored fund is a protection seller, though the Adviser would consider the circumstances and the relevant SEC guidance at such time before making a determination.

19.	Comment: In the “Disclosure of Portfolio Information” section on pages 77-78 of the SAI, the disclosure states that “[i]t is the policy of the Trust to provide certain unaudited information regarding the portfolio composition of the Fund as of month-end (collectively, the “Portfolio Holdings”) to shareholders and others upon request to the Fund . . .. .” Please explain how providing portfolio holding information to “others upon request” is consistent with Item 16(f)(2) of Form N-1A and does not constitute selective disclosure.

Response: The Fund respectfully submits that the referenced language “others upon request” is intended to convey that the Fund’s portfolio holdings information is available upon request to any person or institution, whether a current Fund shareholder or not, who or that requests the information in the manner described in the disclosure. The disclosure is designed to set forth the parameters within which a requestor actually will be able to request the Portfolio Holdings. The disclosure in full is reproduced below:

It is the policy of the Trust to provide certain unaudited information regarding the portfolio composition of the Fund as of month-end (collectively, the “Portfolio Holdings”) to shareholders and others upon request to the Fund, beginning on the 15th calendar day after the end of the month (or, if not a business day, the next business day thereafter). This information is generally not available on the Fund’s website. Shareholders and others who wish to obtain Portfolio Holdings for a particular month may make a request by contacting the Fund at no charge at (213) 633-8200 between the hours of 7:00 a.m. and 5:00 p.m. Pacific time, Monday through Friday, beginning on the 15th day following the end of that month (or, if not a business day, the next business day thereafter). Requests for Portfolio Holdings may be made on a monthly basis pursuant to this procedure, or standing requests for Portfolio Holdings may be accepted. Persons making requests will be asked to provide their name and a mailing address, e-mail address or fax number. The Fund reserves the right to refuse to fulfill a request if it believes that providing Portfolio Holdings would be contrary to the best interests of the Fund.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.